SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **September 15, 2004**

ALLETE, Inc.
(Exact name of Registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01   OTHER EVENTS

Reference is made to the 2003 Form 10-K of ALLETE, Inc. (ALLETE or Company) for background information on the following update.

Ref. Form 10-Q for the quarter ended June 30, 2004, Page 25 – Fifth Paragraph

On September 15, 2004 Minnesota Power, a division of ALLETE, filed an integrated resource plan with the Minnesota Public Utilities Commission detailing the Company's retail energy demand projections and its energy sourcing options to meet the projected demand. ALLETE's September 16, 2004 press release regarding this information is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated by reference herein.

Ref. Form 8-K dated and filed August 25, 2004

On August 24, 2004 ALLETE's Board of Directors approved a one-for-three reverse stock split of ALLETE's common stock. The effective date of the reverse stock split will be 12:00 p.m. Eastern Time on September 20, 2004.

As a result of the reverse stock split, the remaining number of shares of ALLETE's common stock registered under the Securities Act of 1933, as amended, under the Company's registration statements listed below will be adjusted in proportion to the one-for-three reverse stock split.

1. Registration Statement No. 333-02109 (relating to Invest Direct, the Company's direct stock purchase and dividend reinvestment plan).

2. Registration Statement No. 333-41882 (relating to the Company's shelf registration).

3. Registration Statement No. 333-57104 (relating to the Company's omnibus shelf registration).

4. Registration Statement No. 333-105225 (relating to the ALLETE and Affiliated Companies Employee Stock Purchase Plan).

5. Registration Statement No. 333-110740 (relating to the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan).

6. Registration Statement No. 333-16463 (relating to the Company's Executive Long-Term Incentive Compensation Plan).

7. Registration Statement No. 333-82901 (relating to the Company's Executive Long-Term Incentive Compensation Plan).

8. Registration Statement No. 333-91348 (relating to the Company's Executive Long-Term Incentive Compensation Plan).

9. Registration Statement No. 333-16445 (relating to the Company's Director Long-Term Stock Incentive Plan).

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements – Not applicable

(b) Pro Forma Financial Information – Not applicable

(c) Exhibits

Exhibit
<u>Number</u>

99 - ALLETE News Release dated September 16, 2004 regarding an Integrated Resource Plan filed with the Minnesota Public Utilities Commission.

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement our strategic objectives, including the completion and impact of the planned spin-off of our Automotive Services business;
- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, Canadian federal government, state and provincial legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various county regulators and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs) as well as vehicle-related laws, including vehicle brokerage and auction laws;
- unanticipated effects of restructuring initiatives in the electric and automotive industries;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- market factors affecting supply and demand for used vehicles;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers, as well as sellers and buyers of vehicles;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed in Item 7 under the heading "Factors that May Affect Future Results" beginning on page 46 of ALLETE's 2003 Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2003 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

September 16, 2004

/s/ James K. Vizanko

James K. Vizanko
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

**Exhibit
Number**

99 - ALLETE News Release dated September 16, 2004 regarding an Integrated Resource Plan filed with the Minnesota Public Utilities Commission.

Exhibit 99



For Release: September 16, 2004

Contact: Eric Olson
(218) 723-3947
eolson@allete.com

MINNESOTA POWER FORECASTS REGIONAL ENERGY DEMAND GROWTH

DULUTH, Minn.—Minnesota Power, a division of Duluth-based ALLETE, Inc. (NYSE: ALE) predicts energy demand by customers in its service territory will increase at an average annual rate of 1.7% over the next decade, according to a report filed with the Minnesota Public Utilities Commission (MPUC). The MPUC requires all Minnesota electric utilities to periodically file a "Resource Plan" which outlines their best estimates of future energy needs and how those needs can best be met.

"A core underlying growth of 20 to 30 megawatts per year primarily from residential and smaller commercial expansion is consistent and apparent," the report stated. Large energy users in northeastern Minnesota, such as taconite processing facilities and paper mills, also show a sustainable positive outlook, according to the report. Domestic steel industry consolidations have reached fruition while the global markets for steel, and consequently, taconite have improved considerably. A dramatic increase in the demand for Minnesota taconite began in early 2004. Paper customers also have seen significant price increases.

Aside from an increase in system energy requirements, Minnesota Power will also realize a reduction in generating resource supply over the next few years under the terms of a long-term energy supply contract with a neighboring utility. The combination of increased demands and reduced supply means Minnesota Power will need to secure additional energy to make up for the shortfall.

"We're well-positioned to provide for whatever energy needs arise in our region," said Don Shippar, ALLETE President and CEO. "Utilities need to take a long-term view in order to ensure energy needs are met, and this resource plan provides key stakeholders and the public with a useful overall blueprint for future energy supply and demand requirements."

In its report Minnesota Power provides several options designed to meet the predicted growing energy demand in the service territory. The options range from purchasing additional power to building new energy generation facilities.

The company will work with state regulators and stakeholders over the next several months to discuss the plan content, and the MPUC will formally consider the plan in early 2005.

Minnesota Power, headquartered in Duluth, Minnesota, is one of the companies of ALLETE, Inc. (NYSE:ALE). It is a low-cost electric utility that serves some of the largest industrial customers in the United States. Learn more about Minnesota Power at www.mnpower.com and about ALLETE at www.allete.com.

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